UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 18-K for the fiscal year ended December 31, 2023 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social mandate governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated October 30, 2020 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 4 hereof; and

2.	Exhibit 5 hereto, entitled “Half-Year Report: Condensed Interim Financial Statements as at 30 June 2024”, is added to the Annual Report.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of June 30, 2024. It does not otherwise give effect to any transaction since that date. Since June 30, 2024, there has been no material change in the capitalization of CEB except for the following issuances:

•	Under the CEB’s Medium Term Note Program: GBP 25 million (approximately EUR 30 million based on the exchange rate at the time of issuance) 4.250% Notes due March 16, 2026 and EUR 50 million 0.000% Notes (Social Inclusion Bonds) due April 15, 2028.
•	Under the CEB’s Euro Commercial Paper Program: approximately EUR 179.7 million (based on the exchange rate as at October 21, 2024) issued since June 30, 2024 and outstanding as of October 21, 2024.

Furthermore, on October 21, 2024, the CEB priced GBP 125 million (approximately EUR 150 million based on the exchange rate at the time of pricing) 4.250% notes due March 16, 2026 under its Medium Term Note Program. The pending transaction is expected to close on October 28, 2024.

As of June 30, 2024
(unaudited) (in thousands of euros)
Short-term Debt(1)	5,191,052
Long-term Debt(2)	27,558,817
Equity
Capital(3)
Subscribed	9,132,223
Uncalled	(7,504,531)
Called	1,627,692
General Reserve(4)	2,875,299
Gains or losses recognized directly in equity	(29,238)
Net profit	67,072
Total Equity	4,540,825
Total Capitalization(5)	32,099,642

(1)	See “Financial Review—Balance Sheet—Funding” in the Annual Report. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.
(2)	See “Financial Review—Balance Sheet—Funding” in the Annual Report. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.
(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Annual Report.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Annual Report.
(5)	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on October 22, 2024.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Jacques Mirante-Péré
	Name:	Jacques Mirante-Péré
	Title:	Chief Financial Officer

By:	/s/ Rafael Ruisanchez Capelastegui
	Name:	Rafael Ruisanchez Capelastegui
	Title:	Chief Risk Officer

EXHIBIT INDEX

Exhibit Number	Description
5.	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2024